SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1.   Press Release re Internet  Gold Reports Q3 Results dated  November 28,
          2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Q3 Results

Wednesday November 28, 2:01 am ET

Successful Raise of $105 Million in Debentures; Company Enters Next Phase of Long-Term Growth Strategy

PETACH TIKVA, Israel, November 28 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ NMS and TASE: IGLD) today reported its financial results for the three and nine months ended September 30, 2007.

Highlights

- Successful raise of $105 million in debentures: IGLD is now well positioned for the next phase of growth and expansion through accretive M&A's in Israel and other emerging markets

- IPO of IGLD's subsidiary 012 Smile.Communications recently completed on NASDAQ along with dual listing on the TASE (Symbol: SMLC). Internet Gold expects to report a capital gain of approximately $28 million before tax effect in Q4 2007 as a result of the IPO.

- Merger of 012 Smile.Communications and 012 Golden Lines recently completed ahead of schedule and under budget yielding ongoing reduction in expenses due to synergies achieved.

- Continued performance according to original plan, reaching adjusted EBITDA of NIS 62.9 million for the quarter.

Results for the Third Quarter

Revenues for the third quarter of 2007 were NIS 299.0 million (US $74.5 million), an increase of 188% compared with NIS 104.0 million for the third quarter of 2006. On a pro-forma basis, this represented an increase of 3.8% compared with the third quarter of 2006.

Note: pro-forma results are provided to assist the reader in comparing Internet Gold's 2007 results, which include the full contribution of the merger as of January 1, 2007 of Smile.Communications with 012 Golden Lines, with 2006 results which do not include the results of 012 Golden Lines. Pro-forma results combine 012 Golden Lines' results for the third quarter of 2006 with Internet Gold's results for the same period.

Operating income for the third quarter of 2007 increased by 162% to NIS 30.9 million (US $7.7 million) compared with NIS 11.8 million for the third quarter of 2006. Operating margin for the 2007 period on a GAAP basis was 10%, while on a non-GAAP basis it was NIS 41.9 million, or 14%. The difference between GAAP and non-GAAP operating income relates to the amortization of NIS 8.0 million (US $2.0 million) of intangible assets acquired as part of the acquisition of 012 Golden Lines, and non-recurring expenses of NIS 3 million (US$ 0.75 million) related to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

Net income for the third quarter of 2007 increased by 39% to NIS 9.7 million (US $2.4 million), or NIS 0.44 (US$ 0.11) per share, compared with NIS 7.0 million, or NIS 0.38 per share, for the third quarter of 2006. Impacting net income were NIS 19.4 million of financial expenses due to exceptionally high 2.5% CPI increase during the third quarter of 2007. In addition, non-recurring operating expenses of NIS 3.0 million (US$ 0.75 million), related to charges incurred in connection with the merger of 012 Smile.Communications and 012 Golden Lines also reduced net income.

Adjusted EBITDA(1) for the quarter reached NIS 62.9 million (US $15.7 million), a 29% increase compared with the adjusted pro-forma EBITDA(1) of the third quarter of 2006.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "The recent completion of 012 Smile.Communications' IPO marks the success of an intensive eighteen month process during which we scaled up our operations, increased our capital platform, expanded the strength of our brands and established thriving stand alone communications and media subsidiaries. As one of Israel's major communications and Internet groups, we are now ready to launch into a new growth phase. Our plan is to leverage our formidable strategic assets - our superb management team, proven brand-building and marketing expertise, operational excellence, financial engineering and capital strength - via new activities aimed at expanding our market share, consolidating domestic markets, and seeking out new, adjacent opportunities in Israel and abroad.

"As the first phase in the execution of our strategy, our group completed two public offerings. The parent company, Internet Gold, issued $105 million of debt securities on the TASE, providing it with the resources to further diversify and expand into adjacent emerging communications markets. In parallel, we are pleased that 012 Smile.Communications completed its IPO on the NASDAQ Global Market, raising $74 million that will fuel its synergistic growth plans and enable it to fully leverage its current operational know-how and experience. We believe that Internet Gold's M&A-focused growth strategy, coupled with 012 Smile.Communications' synergistic growth plan and improved leverage as an independent public company, will result in the creation of significant value for our shareholders over the long term."

Overview of Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC): Revenues for the third quarter of 2007 increased by 219% compared with Q3 2006, reaching NIS 280.3 million (US $69.8 million). Non-GAAP adjusted operating income for the third quarter reached NIS 41.9 million (US $10.4 million) and adjusted EBITDA reached NIS 61.4 million (US $15.3 million).

Recently, 012 Smile.Communications' merger process was completed ahead of schedule and under budget. 012 Smile.Communications' businesses continued to benefit from a growing customer base and the consolidated market's stable ARPUs. 012 Smile.Communications is now focused on building market share in all of its business segments while leveraging additional operational and marketing synergies made possible by the merger.

Smile.Media Ltd.: Revenues for the third quarter of 2007 were NIS 19.6 million (US $4.9 million), an increased of 23% YOY and similar compared with 2nd quarter. Non-GAAP operating margin for the period was 7%, while EBITDA(1) margin was 14%. The decrease in operating margins was due to higher expenses in additional technical platforms and applications and new portal content. This trend continues into the 4th quarter with the goal of accelerating growth during 2008. As part of this effort, management is forming strategies aimed at further consolidation of the domestic market and identification of opportunities in adjacent markets both in Israel and abroad.

Other: During the third quarter and immediately thereafter, Internet Gold's management focused on the completion of the 012 Smile.Communications IPO and the development of the 2008 work plan for all activities. In addition to the operations of 012 Smile and Smile.Media, Internet Gold incurred operating expenses of approximately NIS 1.3 million (US $0.3 million) for the quarter. These expenses were primarily for the development of new joint ventures and for activities related to the Company's listing on public securities exchanges

Internet Gold's Results for the Nine Month Period Ended September 30, 2007:

Internet Gold's revenues for the nine months ended September 30, 2007 were NIS
891.5 million (US$ 222.2 million), an increase of 205% compared with NIS 292.6 million recorded in the comparable period in 2006. On a pro-forma basis, this represented an increase of 10.6%.

Operating income for the nine months ended September 30, 2007 increased by 185% to NIS 94.2 million (US $23.5 million) compared with NIS 33 million for the comparable period in 2006. Operating margin for the period on a GAAP basis was 11%, while on a non-GAAP basis it was 13.9%, and reached NIS 123.2 million. The difference between GAAP and non-GAAP operating income relates to the amortization of NIS 24 million (US $6.0 million) of intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses of NIS 5 million (US$ 1.25 million) related to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

Net income for the nine months ended September 30, 2007 increased by 149% to NIS
50.6 million (US $12.6 million), or NIS 2.41 (US$ 0.6) per share, compared with NIS 20.3 million, or NIS 1.1 per share, for the first nine months of 2006. Impacting net income were non-recurring operating expenses of NIS 5.0 million (US$ 1.25 million), relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

Increase in the Number of Outstanding Shares of Internet Gold

In April 2005, Internet Gold completed an offering in Israel of NIS 220 million of convertible bonds that were scheduled to be repaid during the period April 2008 through April 2015 and warrants to purchase 2.5 million ordinary shares that were exercisable until October 15, 2007. The bonds are convertible into ordinary shares at a conversion price of NIS 40 ($9.96) per share until March 2008, at which time the conversion price will increase to NIS 50 ($12.50). Beginning in the fourth quarter of 2006 holders of the bonds and warrants began to convert their bonds and exercise the warrants. As at September 30, 2007, bond and warrant holders had converted NIS 103.7 million ($25.8 million) of the bonds into 2,590,983 ordinary shares and exercised 1,184,328 warrants. Subsequent to September 30, 2007 and through October 15, 2007, all of the remaining outstanding warrants had been exercised at a conversion price of NIS 42.22 ($ 10.52), with company receiving NIS 55.3 million ($13.8 million) in proceeds from the exercise of the warrants.

Reconciliation Between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Purchase Price Allocation

Final determination of the purchase price allocation of certain intangible assets acquired as part of the acquisition of 012 Golden Lines is not yet complete, and is subject to revision. Any revisions made to the current calculation will change the amount of the purchase price allocable to goodwill.

We are still evaluating the amortization method to be utilized with regard to the intangible assets acquired. In the interim, the Company recorded NIS 24 million (US $6.0 million) in amortization costs in the nine months ended September 30, 2007, reflecting a conservative amortization according to the economic benefit expected from those intangible assets.

(1) EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization. On a pro forma basis, we define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization and income from discontinued operations.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures" and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

We define non-GAAP adjusted EBIT (earnings before interest and taxes) as net income before interest and taxes net amortization with regard to the intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of September 30, 2007 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of September 30, 2007 (NIS 4.0130 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to its 012 Smile subsidiary, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares and the shares of 012 Smile trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

    Consolidated Balance Sheets


                                                                  Convenience
                                                                  translation
                                                                         into
                                                                         U.S.
                                                                      dollars
                                                                     $1 = NIS
                                                                        4.013
                                September    September  December    September
                                       30           30        31           30
                                     2007         2006      2006         2007
                               (Unaudited) (Unaudited) (Audited)  (Unaudited)
                                          NIS thousands          $ thousands

    Current assets
    Cash and cash equivalents     490,193      261,322   320,479      122,151
    Trade receivables, net        251,497       76,968   220,734       62,671
    Other receivables              25,409       20,822    27,372        6,332
    Deferred taxes                  8,319          732     2,393        2,073

    Total current assets          775,418      359,844   570,978      193,227

    Investments
    Long-term trade receivables     1,950            -     2,951          486
    Deferred taxes                 21,862          139       157        5,448
    Investments in investee
     companies                        552          634       552          137

                                   24,364          773     3,660        6,071

    Property and equipment, net   161,092       37,440   159,692       40,143

    Goodwill, other assets and
    deferred charges              942,813      114,310   949,267      234,940

    Total assets                1,903,687      512,367 1,683,597      474,381

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                         U.S.
                                                                      dollars
                                                                     $1 = NIS
                                                                        4.013
                                 September   September   December   September
                                        30          30         31          30
                                      2007        2006       2006        2007
                               (Unaudited) (Unaudited)  (Audited) (Unaudited)
                                          NIS thousands           $ thousands

    Current liabilities
    Short-term bank credit         171,751      15,994    364,862      42,799
    Current maturities of
     long-term obligations           4,805      14,417     18,674       1,197
    Accounts payable               206,033      42,168    193,144      51,342
    Payable in respect of 012            -           -    584,621           -
     acquisition
    Current maturities of
     convertible debentures         15,354           -          -       3,826

    Other current liabilities       62,615      24,324     46,224      15,603
    Total current liabilities      460,558      96,903  1,207,525     114,767

    Long term liabilities
    Long-term loans and other
    long-term obligations           62,689      22,129     20,386      15,621
    Liability for termination of
    employer-
    employee relations, net         15,536       7,268     14,844       3,871
    Deferred taxes                  46,450           -     51,512      11,576
    Debentures                     839,284           -          -     209,141
    Convertible debentures          97,036     208,148    198,998      24,181
    Total long term liabilities  1,060,995     237,545    285,740     264,390

    Total liabilities            1,521,553     334,448  1,493,265     379,157

    Minority interest                  161           -         89          40

    Shareholders' equity           381,973     177,919    190,243      95,184

    Total liabilities and        1,903,687     512,367  1,683,597     474,381
    shareholders' equity

    Consolidated Statements of Operations

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        4.013
                                                                   Nine month
                  Nine month period     Three month period   Year      period
                              ended           ended         ended       ended
                          September 30    September 30   December   September
                                                               31          30
                         2007    2006    2007      2006      2006        2007
                          (Unaudited)      (Unaudited)  (Audited) (Unaudited)
                                      NIS thousands               $ thousands


    Revenues            891,447 292,601 298,885    103,907 408,359    222,140

    Costs and expenses
    Cost of revenues    608,776 178,023 202,164     64,000 252,413    151,701
    Selling and
    marketing expenses  133,382  56,215  44,967     19,378  75,576     33,238
    General and
    administrative       50,087  25,332  17,858      8,709  33,957     12,481
    expenses
    Non-recurring         4,978       -   3,073          -  12,813      1,240
    expenses

    Total costs and     797,223 259,570 268,062     92,087 374,759    198,660
    expenses

    Income from          94,224  33,031  30,823     11,820  33,600     23,480
    operations
    Financing expenses,  44,831   8,613  19,406      1,797   5,615     11,346
    net
    Other (income)
    expenses, net             -   2,790       -      2,823       -          -

    Income before tax    49,393  21,628  11,417      7,200  27,985     12,134
    expenses
    Tax expenses        (1,409)   1,067   1,572        264   1,286      (351)
    (benefit) Company's share in net loss
    of unconsolidated         -     308       -         68     334          -
    investee
    Minority interest
    in operations
    of consolidated         164    (56)     189        (56)     34         41
    subsidiaries

    Net income           50,638  20,309   9,656      6,924  26,331     12,444

    Income (loss) per
    share, basic
    Net income per        2.41    1.10    0.44        0.38    1.43        0.6
    share (in NIS)

    Weighted average
    number
    of shares
    outstanding
    (in thousands)      21,027  18,432  22,130      18,432  18,438     21,027

    Income (loss) per
    share, diluted
    Net income per        2.37    1.10    0.43        0.38    1.43       0.59
    share (in NIS)

    Weighted average
    number
    of shares
    outstanding
    (in thousands)      21,378  18.432  22,351      18,432  18,438     21,378



                                 Internet Gold - Golden Lines Ltd.
                             Reconciliation Table Of Non-Gaap Measures
                                         (NIS In thousands)

                                 Nine Months Period            Three Months
                                 Ended September 30,           Period Ended
                                                               September 30,
                                  2007         2006         2007         2006
                                     (Unaudited)               (Unaudited)

    GAAP operating income       94,224       33,031       30,823       11,820

    Adjustments
    Amortization of acquired
     intangible assets          23,955                     7,985
    Non-recurring expenses       4,978            -        3,073            -

    Non-GAAP adjusted
     operating income          123,157       33,031       41,881       11,820

    GAAP tax expenses,
     (benefit)                  (1,409)       1,067        1,572          264

    Adjustments
    Amortization of acquired
     intangible assets
    Included in tax expenses,
     (benefit)                   5,970            -        2,316            -

    Non-GAAP tax expenses        4,561        1,607        3,888          264

    Net Income As Reported      50,638       20,309        9,656        6,924

    Minority Interest In
     Operations Of
     Consolidated
     Subsidiaries                  164          (56)         189         (56)
    Company's Share In Net
     Loss Of Investees               -          308            -           68
    Taxes On Income             (1,409)       1,067        1,572          264
    Other income, net                         2,790            -        2,823
    Non-recurring Expenses       4,978            -        3,073            -
    Financial Expenses, net     44,831        8,613       19,406        1,797
    Depreciation & Amortization 91,704       18,845       28,948        7,118

    Adjusted EBITDA            190,906       51,876       62,844       18,938


    For further information, please contact:

    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: November 28, 2007